                                                                    EXHIBIT 99.1

I, Joseph Tung, certify that set forth below is a fair and accurate summary English translation of the required document included as an exhibit to this Registration Statement.




                                      By: /s/ Joseph Tung
                                          ------------------------------------
                                          Title: CFO/Director
                                          Dated: April 30, 2003


          CO-BUILDING AND SALE AGREEMENT (SUMMARY ENGLISH TRANSLATION)

                                                          Date: January 27, 2000

Parties:

ASE (Chung-Li) Inc. ("Party A")
              and
Hung Ching Development & Construction Co., Ltd. ("Party B")

Whereas, Party A will provide the land and Party B will fund and build a factory/office building ("Building"). Both parties agree to enter into the following Co-Building and Sale Agreement ("Agreement") and agree as follows:

1.   Target of Co-Building and Sale

     (1) Party A will provide three parcels of land located at Nos. 75, 1833 and 1834, Fushing Section, Chung-Li City, for the area of 46,790.67 square meters (actual area shall be subject to the land register, hereinafter the "Land") (as Annex 1) and Party B will fund and build an intellectual factory/office building ("Project").

     (2) In the event the Project cannot be completed in whole or in part due to governmental laws and regulations or causes not attributable to both parties, both parties agree to dismiss this Agreement and not liable for breach to each other. But Party A shall purchase from Party B the build building based on reasonable costs.

2.   Responsibility of Construction and Expenses

     (1) Party A shall retain an architect to design the Building who shall be responsible for applying construction licenses and building registrations. Party B shall carry out the construction in accordance with the architect's design (as approved the regulator), be responsible for all construction and expenses thereof and shall apply for the approvals and licenses.

     (2) The construction materials, facilities and blueprint shall be agreed upon by Party A and Party B (as attachment), subject to any subsequent change in the design mutually agreed by both parties.

     (3) Any dispute during the period of the Project relating to the construction shall be the sole responsibility of Party B and Party B shall be responsible for the settlement.

3.  Responsibility for Sale and Allocation

     (1) Party B shall be responsible for the sale of the Building and the portion of land. The sale price shall be mutually agreed upon by Party A and Party B. Nevertheless, the sale price may be re-negotiated by both parties if such sale price becomes unreasonable due to economy or force majeure.

     (2) 25% of the necessary costs incurred by Party B in sale activities shall be borne by Party A and 75% by Party B.

     (3)  The allocation of sale process for the Project shall be as follows:
          Party A shall be entitled to 25% of the total sales amount of the Building (including the land) and Party B is entitled to the rest. For portion of the Building (including the land) which is not sold during the sale period as agreed upon by both parties, Party A shall be entitled to 25% of the total sales amount of the Building (including the land) and Party B in entitled to the rest. Nevertheless, the basis for evaluation shall be determined based on reasonable and fair evaluation procedures.

     (4) Separate sale agreement with respect to portion of the Land sold by Party A and the Building sold by Party B shall be entered into between each party with the respective buyers. Nevertheless, Party A may authorize Party B to execute the sale agreements.

  (5) Party A agrees that Party B is fully authorized to collect the sales proceeds of the Building (including the portion of land thereunder). Nevertheless, Party B shall keep details of such collections for Party A's inspection.

  (6) Party A and its designated affiliates will have the right-of-first-refusal to purchase the same if Party B intends to sell its allocated portions of the Building. The actual portion and price shall be subject to negotiations between both parties.


4. Time Limit for Completion

  (1) Party B shall commence the construction after the construction license is issued by the regulator, and shall complete the construction within the valid period of the license, but the time limit shall not apply if agreed up on by both parties, caused by change in the design, limitations under applicable laws and regulations, force majeure or other causes attributable to Party A.

  (2) Party A and Party B shall at all times coordinate with each other and shall not delay in handling affairs regarding construction license, usage license, any amendment in accordance with laws and regulations, etc.

5. Transfer of Title of the Land

   After Party B sells the Building and the land, Party A shall coordinate to provide documents required by laws and regulations and appoint an agent for handling transfer and register the title of the land to the buyer. Party A agrees that it will submit documents or affix chops required by the agent until the transfer is completed.

6. Tax

  (1) Land tax and levy on public work benefits incurred before Party A transfers and registers the portions of land to Party B (or persons designated by Party B) shall be borne by Party A and the same incurred after transfer and registration shall be borne by Party B (or persons designated by Party B).

     (2) Deed tax and other related taxes resulted from change of constructor shall be borne by the party requesting for such change.

     (3) Land value incremental tax incurred from the transfer and registration the portions of land to Party B (or persons designated by Party B) shall be borne by Party A.

     (4) Necessary fees, such as agency fees and governmental administration fees shall be borne by Party A and Party B on a pro rata basis pursuant to the ratio set forth in Article 3 of this Agreement.

7.   Warranty of Title

     Party A warrants the title of the Land is free and clear of encumbrances and Party A shall be responsible for removing any mortgage, security, encumbrance or third-party claim thereof. Party A shall compensate Party B if Party B's interests are prejudiced for causes attributable to Party A.

8.   Penalties

     Party B shall pay to Party A 0.05% of the total proceeds stipulated in
     Article 3 as penalties on a daily basis for each day for delay attributable to Party B and if the delay lasts for more than 120 days, Party A may give a notice and terminate the Agreement and forfeit the building built by Party B. The above will not apply if there are events as stipulated in Paragraph 1 of Article 4 of the Agreement.

9.   Incompletion

     In the event this Agreement is not complete, applicable laws and regulations shall apply.

10.  Jurisdiction

     In the event any dispute arises in connection with this Agreement, Party A and Party B agree that the Taiwan Kaohsiung Court shall be the court of first instance.

11.  Counterparts

     This Agreement will be executed in two counterparts and come into effect on the date of signing.

Party A: ASE (Chung-Li) Inc. [Company chop]

     Representative: Jason Chang [Chop]

     Address: No. 550, Chung-hwa Rd., Chung-Li City, Tao-Yuan County

Party B: Hung Ching Development & Construction Co., Ltd. [Company chop]

     Representative: Tien Cheng Cheng [Chop]

     Address: 10F, No. 420, Keelung Rd., Sec. 1, Taipei